Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratios of earnings to fixed charges for the periods indicated. The ratios have been based upon earnings from continuing operations before fixed charges and taxes on income. Fixed charges include interest (expense and capitalized) and an estimate of the portion of rent expense that is representative of the interest factor in these rentals.

Ratio of Earnings to Fixed Charges

In Thousands, Except Ratio Data

	Forty Weeks Ended	Fiscal Year (1)
	Q3 2011	2010	2009	2008	2007	2006
Earnings:
Earnings Before Income Taxes	$526,077	$557,055	$431,655	$380,692	$382,634	$369,915
Add: Fixed Charges	141,626	177,045	165,557	169,559	154,043	142,023
Less: Capitalized Interest	(1,159)	(854)	(186)	(2,062)	(1,384)	(821)

Adjusted Earnings	$666,544	$733,246	$597,026	$548,189	$535,293	$511,117

Fixed Charges:
Interest Expense(2)	27,035	27,715	23,523	35,791	36,193	36,813
Portion of Rent Estimated to Represent Interest	114,591	149,330	142,034	133,768	117,850	105,210

Total Fixed Charges	$141,626	$177,045	$165,557	$169,559	$154,043	$142,023

Ratio of Earnings to Fixed Charges	4.7	4.1	3.6	3.2	3.5	3.6

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2008 which consisted of 53 weeks.
(2)	Including amortization of debt discount and debt issuance costs.